Direct Phone Number +1 202-654-4563

arie.heijkoop@haynesboone.com

January 12, 2023

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Virtus Alternative Solutions Trust

Registration Statement on Form N-14

File Nos. 333-268768; 811-22906

Ladies and Gentlemen:

This letter sets forth responses to oral comments received from Anu Dubey and Jason Fox of the staff of the Securities and Exchange Commission (the “SEC”) on January 3 and January 5, 2023, respectively, pertaining to the Form N-14 prospectus/proxy statement that was filed by Virtus Alternative Solutions Trust (the “Registrant”) on December 13, 2022. Where noted, changes, as applicable, have been made to the prospectus/proxy statement.

Set forth below is each comment and the Registrant’s response thereto.

1.	Comment: In the Notice of Meeting of Shareholders, insert “special” before “meeting” in the heading and throughout.

Response: Requested change has been made in the heading and in the first sentence before the term is defined.

2.	Comment: In the last paragraph of the last page of the N-14 cover, add hyperlinks to the Selling Trust’s annual and semiannual reports cited here. (See Rule 411(d) under 1933 Act.)

Response: Requested change has been made.

3.	Comment: Page 17, second paragraph under ‘How will a Reorganization affect me?’ Clarify that ‘net expenses’ means after expense waivers or reimbursements.

Response: Requested disclosure has been added.

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4.	Comment: Page 19, Fees and expenses tables. For the Acquiring Funds, if the fund derives investment returns principally from swaps, in a footnote to the fee table, disclose the costs of investing in swaps, including 1) stating that embedded costs of swaps and operating costs of reference assets are indirect fund expenses not included in the fee table or example; and 2) an estimate of such costs for the most recent fiscal year as a percent of fund assets.

Response: The following information has been added as a new footnote to Total Annual Fund Operating Expenses in this table: (g) As a result of the Fund’s investment in swaps, the Fund incurs indirect expenses from costs embedded in swap instruments and operating costs of reference assets that are not reflected in this expense table or the expense examples below. During the past fiscal year, such costs were approximately 0.01% of Fund assets.

5.	Comment: Page 21, footnote (c); page 24, footnote (b). Disclose whether or not AlphaSimplex’s ability to recoup fees or expenses expires on the closing of the Reorganization. If not, the Staff may have more comments.

Response: Subject to the provisions of the Amended and Restated Expense Limitation Agreement with the Acquiring Funds, VAIA (rather than AlphaSimplex) will have the right to recapture (recoup) fees and expenses waived and/or reimbursed prior to the Reorganizations under the existing Expense Limitation Agreement for the Acquired Funds. Disclosure will be added to the Registration Statement in this regard. The Acquiring Funds are “shell funds” that are being formed to acquire all of the assets and liabilities of the Acquired Funds. In this connection, the Acquiring Funds acquire contingent liabilities, such as the obligation to repay any previously waived and/or reimbursed fees and expenses that would have been payable by the Acquired Funds under the existing Expense Limitation Agreement. Any such repayments by the Acquiring Funds will be subject to the Amended and Restated Expense Limitation Agreement, as well as approval by the Board of Trustees of the Acquiring Funds. The Registrant also notes that AlphaSimplex, the current investment adviser to the Acquired Funds, will (i) be the subadviser to the Acquiring Funds and (ii) be an affiliate of VAIA by virtue of the closing of the Acquisition.

6.	Comment: Page 21, footnote (f). Disclose whether or not the undertaking by Natixis expires on the closing of the Reorganization.

Response: Disclosure has been added that the undertaking will expire on the closing of the Reorganization.

7.	Comment: Page 26, Total returns table. In footnote (b), third to last sentence, disclose whether the index reflects a deduction for taxes. (See requirement under Item 4 of Form N-1A.)
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Response: The referenced footnote currently indicates that the index reflects the managed fees and expenses of both the funds of funds in the index and the hedge funds in which they invest, which is the disclosure available from the index provider. The index provider does not indicate whether the referenced expenses for each such fund include taxes. Therefore, we have not made any changes in response to this comment.

8.	Comment: Page 26, Total returns table. In footnote (b), third to last sentence, please reconcile this sentence with the parenthetical after the index name in the table.

Response: The parenthetical after the index name in the table has been removed.

9.	Comment: Footnotes (b) and (c) under the Total Return Table, page 28. Tell us which index is the broad-based securities market index and which is the additional index. Also, please explain how each index complies with the requirements of Form N-1A. For example, is the Credit Suisse Managed Futures Liquid Index a securities index? Also, why is it appropriate to use an index that includes the performance of AlphaSimplex Group?

Response: The Credit Suisse Managed Futures Liquid Index is the Fund’s broad-based securities market index. The SG Trend Index is the Fund’s additional index. The Fund’s subadviser seeks to align the Fund’s principal investment strategies and underlying asset class exposures with appropriate indexes relative to those factors. As disclosed in the Fund’s prospectus:

“The Fund’s subadviser, AlphaSimplex Group, LLC (“AlphaSimplex”), typically will make extensive use of a variety of derivative instruments, including futures and forward contracts, to capture the exposures suggested by its absolute return strategy…These market exposures, which are expected to change over time, may include, for example, exposures to the returns of U.S. and non-U.S. equity and fixed-income securities indices (including both broad- and narrow-based securities indices), currencies and commodities... AlphaSimplex uses proprietary quantitative models to identify price trends in equity, fixed-income, currency and commodity instruments across time periods of various lengths.”

The Credit Suisse Managed Futures Liquid Index, which was developed and is maintained by Credit Suisse, is a broadly diversified index currently composed of 14 futures contracts and four commodity indices which provide exposure to a range of asset classes, including equities, fixed income, commodities and currencies. The index uses a proprietary quantitative methodology to seek to identify price trends in each of the aforementioned asset classes over a variety of time horizons. Given the commonalities between the Fund and the index, the Registrant believes this benchmark is an appropriate comparison for the Fund.
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The SG Trend Index serves as the Fund’s additional index. The SG Trend Index is designed to track the performance of the ten largest trend following commodity trading advisors (CTAs) and to be broadly representative of trend followers in the managed futures space. AlphaSimplex only represents one of the ten underlying constituents. The index serves as the leading benchmark in the space and provides a relevant comparison to how the Fund’s returns compare to the returns of other trend followers. Thus, the Registrant believes this benchmark is an appropriate comparison for the Fund.

10.	Comment: Page 31. For Virtus AlphaSimplex Global Alternatives Fund, disclose the criteria showing the fund’s investments are tied to a number of countries in the world, given “Global” in the fund’s name.

Response: The Registrant has carefully considered the Staff’s comment and respectfully submits that the use of the term “global” in a fund’s name does not require a fund to establish a percentage-based test or a test tied to a threshold number of countries.

With respect to Virtus AlphaSimplex Global Alternatives Fund, the Registrant respectfully submit that the use of the term “global” as part of the phrase “global alternatives” in the Fund’s name does not give rise to confusion regarding the Fund’s investments. The phrase “global alternatives” refers to a type of investment strategy that is based on long and short exposure to global equity, bond, currency and commodity markets through a wide range of derivative instruments and direct investments. Accordingly, the Registrant respectfully submits that the phrase “global alternatives” refers to the Fund’s investment strategy, rather than the extent to which the Fund’s investments may be diversified among a number of different countries throughout the world.

The Registrant notes that Rule 35d-1 under the 1940 Act does not apply to terms that suggest an investment objective or strategy. See Frequently Asked Questions about Rule 35d-1 (Investment Company Names) (hereinafter FAQ), at Question 9, available at www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm. Nor, as the SEC has made clear, does the rule apply to the word “global” itself. See Investment Company Names, Release No. IC-24828 at n. 42 (Jan. 17, 2001) (hereinafter “Adopting Release”); FAQ at Question 10. Moreover, the Registrant notes that, for funds that use the term “global” to connote diversification among investments in a number of different countries throughout the world, the 40 percent/3 countries test suggested by the Staff represents only one effective way for these funds to explain how they intend to invest their assets consistent with this connotation. See Memorandum from Investment Company Institute to SEC Rules Members No. 47-12 et al. (June 4, 2012).

The Registrant respectfully submits that the above-referenced 40 percent/3 countries test is not representative of a “global alternatives” investment strategy. For this reason, and
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because the Staff does not believe that this approach is compulsory, even for traditional “global” funds, see id., the Registrant respectfully submits that the use of the term “global” as part of the phrase “global alternatives” in the Fund’s name does not require the Fund to establish a percentage-based test or a test tied to a threshold number of countries. Accordingly, no changes have been made to the Fund’s disclosure.

11.	Comment: Global comment for both Acquiring Funds: Principal Investment Strategies, second sentence. Please clarify what is meant at the end by “other instruments” or clarify it is a reference to other types of derivatives.

Response: The term means instruments other than derivatives. Disclosure has been added to reflect “other instruments such as certificates of deposit.”

12.	Comment: Global comment for both Acquiring Funds: Principal Investment Strategies, first sentence of second paragraph. If seeking absolute return is part of a fund’s investment objective, which it appears to be based on this sentence, please update the investment objective to reflect this. Also, disclose what absolute returns are.

Response: The investment objective of each Fund reflects that the funds pursue an absolute return strategy, so additional disclosure has not been added. Absolute returns simply reflect whatever a portfolio returned over a given period, so the Strategies disclosure for Global Alternatives Fund has been updated to reflect the Fund seeks to generate absolute “(positive)” returns, while the disclosure for Managed Futures Strategy Fund reflects that it “seeks to generate positive absolute returns” so no additional disclosure was added for this Fund.

13.	Comment: Global comment for both Acquiring Funds: Principal Investment Strategies, 4th sentence of second paragraph. Instead of disclosing examples, disclose the market exposures that the subadviser will capture as principal strategies.

Response: Disclosure has been updated by replacing “, for example,” with “primarily.”

14.	Comment: Global comment for both funds: Principal Investment Strategies, last sentence of third paragraph. If the non-U.S. securities include emerging markets as a principal strategy, add disclosure of emerging markets here and add a corresponding risk description in the Principal Risk section.

Response: Registrant confirms that the Funds do not consider emerging markets to be a principal investment strategy, so additional disclosure has not been added in response to this comment.
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15.	Comment: Principal Investment Strategies, page 35. Disclose the maturity policy with respect to the assets in the Money Market Portion.

Response: The following disclosure has been added after the first sentence of the last paragraph on page 35: “Duration for all assets in the Money Market Portion is limited to 397 days or less and the weighted average maturity is limited to 120 days or less.”

16.	Comment: Principal Risks introductory paragraph, page 42. In subsection (2) of the last sentence, add disclosure of the effect on the fund’s risks for this (similar to what is done in subsection (1)).

Response: Registrant confirms subsection (2) of this paragraph was erroneously included as a difference in the risk profiles of the funds because investing in other investment companies is not a principal risk of AlphaSimplex Managed Futures Strategy Fund, so the disclosure in subsection (2) has been deleted.

17.	Comment: Global comment for both funds: Principal Risks. In the Commodity and Commodity-linked Instruments Risk description, consider whether not satisfying Regulation M under the Tax Code is a principal risk of the fund.

Response: Registrant believes that the risk of not satisfying Regulation M is not a principal risk of the Funds due to their use of the Subsidiaries for commodity investments, so no change has been made to the disclosure in response to this comment.

18.	Comment: Global comment for both funds: Principal Risks. In Foreign Investing Risk, please further distinguish between the risk of foreign investing and foreign government, given the reference to non-U.S. government securities in the Principal Investment Strategies.

Response: The following separate risk disclosure has been added for each Acquiring Fund:

Non-U.S. Government Securities

When the Fund invests in debt instruments issued by a government outside the U.S., the Fund is exposed to the risks that: (a) the governmental entity that controls the repayment of government debt may not be willing or able to repay the principal and/or to pay the interest when it becomes due, due to factors such as political considerations, the relative size of the governmental entity’s debt position in relation to the economy, cash flow problems, insufficient foreign currency reserves, the failure to put in place economic reforms required by the International Monetary Fund or other multilateral agencies, and/or other national economic factors; (b) the issuing government may default on its debt instruments, which may require holders of such securities to participate in debt
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rescheduling; and (c) there is no legal or bankruptcy process by which defaulted government debt may be collected in whole or in part.

19.	Comment: Global comment for both funds: Principal Risks, Index/Tracking Error Risk. Consider renaming this factor given the fund is not an index fund.

Response: The Index/Tracking Error Risk has been renamed “Hedge Fund Correlation Risk.”

20.	Comment: Page 60, third sentence from the top. Disclose that each fund is actually in compliance with Section 15(f) of the 1940 Act.

Response: Requested disclosure has been added to reflect that the Board determined each Fund was in compliance with the provisions of Section 15(f).

21.	Comment: Page 82, Annual Fee on Small Accounts. Add this $25 fee to the fee table as an account fee.

Response: Per Instruction 2(d) to Item 3 of Form N-1A, “…fees that apply to only a limited number of shareholders based on their particular circumstances need not be disclosed.” Because this fee is only charged on accounts under a relatively small size and contains waiver provisions for shareholders to which it would otherwise apply, the Registrant does not believe this fee rises to the level of requiring disclosure in the fee table. The Registrant therefore has made no revisions in response to this comment.

22.	Comment: Page 88, third line in 6th full paragraph. Revise to delete broker non-votes as present for quorum purposes.

Response: Broker non-vote language has been removed from this sentence.

23.	Comment: Page 88, end of third sentence in 6th full paragraph. Revise the disclosure stating that broker non-votes will not be treated as such for adjournment. The proposal to adjourn is also a substantive proposal because it is the only other proposal on the proxy card beside the merger proposal.

Response: Language indicating broker non-votes will not be treated as such for adjournment of the Meeting has been removed.

24.	Comment: Page 88, second paragraph from bottom, second sentence. Please disclose the effect of abstentions on an adjournment proposal.

Response: The following has been added at the end of the 4th sentence in this paragraph: “, so any abstentions will have the effect of a vote against adjournment”
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25.	Comment: Page 88, second paragraph from bottom, 4th sentence. Please delete the reference to dollars as earlier disclosure stated each share is one vote.

Response: Requested change has been made.

26.	Comment: Page 90, Financial Statements and Experts. Add hyperlinks to the shareholder reports referenced herein. (See Rule 411(d) under 1933 Act.)

Response: Requested change has been made.

27.	Comment: SAI, page 3, Documents Incorporated by Reference. Add hyperlinks to documents 1-4 incorporated by reference.

Response: Requested change has been made.

28.	Comment: SAI, page 14, last paragraph. Please revise the reference to asset coverage of derivatives, which is outdated.

Response: Disclosure has been updated by replacing “asset coverage of derivatives” with “investing in derivatives.”

29.	Comment: SAI, page 32, 5th full paragraph. Please reconcile this with the earlier statement on page 28 that the funds are commodity pools.

Response: The last sentence of the 4th full paragraph and the 5th full paragraph have been deleted.

30.	Comment: SAI, page 111, How to Redeem Shares, last sentence of second paragraph. Clarify the application of this sentence, that it applies to shareholders who purchase shares with checks and then want to redeem those shares.

Response: Requested disclosure has been added.

31.	Comment: Part C, Item 16, Exhibit 1(a). Disclose in the prospectus the exclusive forum provision in Section 6(c) of Article VIII, and disclose that this provision will not apply to claims arising under federal securities laws. (See section 27(a) of the 1934 Act.)

Response: The following disclosure has been added after the second full paragraph on page 8 of the SAI: “Under the Agreement and Declaration of Trust, any suit, action or proceeding brought by or in the right of any Fund shareholder or based on any matter arising out of or in connection with the Declaration of Trust or the Trust, must be brought exclusively in the Court of Chancery of the State of Delaware to the extent there is subject matter jurisdiction in such court for the claims asserted or, if not, then in the Superior Court of the State of Delaware. A shareholder is deemed to consent to the jurisdiction of such courts. However, this restriction shall not apply to, or in any way limit, the rights of shareholders with respect to matters or claims arising under the federal securities laws.”

32.	Comment: Proxy card exhibit. Revise Proposal A.2 wording so that it does not bundle proposals, but instead only sets forth the vote for adjournment if not enough votes are received per the disclosure on page 88 of the proxy statement. Also, add the revised
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proposal A.2 to the list of proposals for this meeting in the proxy statement and the Notice of Meeting of Shareholders.

Response: Proposal A.2 has been revised as followed: “If necessary, to adjourn or postpone the Meeting to permit further solicitation of proxies in the event there are not sufficient votes at the time of the Meeting to approve a Proposal.”

33.	Comment: Confirm in the letter that no disclosure is required under Section 6-11(d) of Regulation S-X.

Response: Registrant confirms that required disclosure under Section 6-11(d)(1)(i) is included beginning on page 19, while the provisions under Sections 6-11(d)(1)(ii) and (iii) are not applicable.

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 654-4563.

Very truly yours,

/s/ Arie Heijkoop, Jr.
Arie Heijkoop, Jr.

cc:	Jennifer Fromm, Esq.
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